Exhibit 99.3

Continued progress toward first flight and entry into service

	2015 - 2020	2021	2022	2023	2024 - 2026	
Company Milestones	Developed 4 generations of test aircraft	Test campaign with 5th gen. test aircraft	Historic transition flight	✓ Signed binding agreements with deposits	✓ First aircraft on Final Assembly Line ✓ Battery pack – Start of production	Execute flight test program for certification and operational maturity
		Agreements for +600 aircraft		✓ Started assembly of first Lilium Jet	✓ Propulsion unit – Start of production Ground test start	Ramp-up serial production and set up ecosystem to enable efficient aircraft operations
			eVolare deal with PDPs	✓ Received Design Organization Approval	Permit to fly First manned flight	Deliver the Lilium Jet to first customers
Fundraising Milestones	Previous Private & Public Rounds ~$1b+ atomico, LGT, Tencent 腾讯, Baillie Gifford, BlackRock, Palantir, Honeywell, Aciturri, ferrovial			✓ Successful Capital Raise of $292M Tencent 腾讯, EARLYBIRD, BIT capital, UVC	✓ Successful Capital Raise of $113M Honeywell, LGT, EARLYBIRD, BIT capital, Tencent 腾讯	**Win new orders, firm up existing MoUs and ramp-up Pre-Delivery Payments (PDPs)** **Secure German and French support, advance strategic & sovereign funding initiatives**

LILIUM

Source: Company information. Statements with respect to future value drivers are forward-looking, subject to significant uncertainties & contingencies and based upon assumptions with respect to future decisions and events. Actual results will vary & those variations may be material. Nothing in this presentation should be regarded as a representation by any person that the value drivers will occur as described herein. Note: Achievement of future value drivers subject to successful delivery of respective preceding development, industrialization, and commercial milestones.

CONFIDENTIAL P. 1